Exhibit 99.2

Management’s Discussion & Analysis

For the Quarter ended July 31, 2023, and 2022

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

About this MD&A

This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three and nine months ended July 31, 2023, and 2022 is dated September 14, 2023. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended July 31, 2023 and 2022 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2022 and 2021 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements and prepared in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the Company’s filings with the SEC at www.sec.gov.

In this MD&A, the terms “we”, “us” and “our” refer to High Tide. This MD&A also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, (ii) the “Wholesale” Segment represented by Valiant, and (iii) the “Corporate” Segment (each as defined below under the heading – Glossary of Terms).

High Tide a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis.  The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta, T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Corporate Overview

Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest non-franchised cannabis retail chain in Canada. The Company operates 156 branded retail cannabis stores across Canada, of which 153 stores are corporately-owned locations represented by 77 locations in Alberta, 51 locations in Ontario, 10 locations in Saskatchewan, 7 locations in British Columbia, and 8 locations in Manitoba. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with a 49% interest that operates two branded retail locations in Manitoba.

Leveraging the brand equity established through their consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks and mortar as well as e-commerce platforms. Traditional bricks and mortar sales are conducted under the Company’s Canna Cabana brand, CBD product sales are conducted online under the Company’s FABCBD, Blessed CBD and NuLeaf brands, and online sales through e-commerce platforms are conducted under the Company’s Grasscity, Smoke Cartel, Daily High Club and Dankstop brands.

In addition to consumer sale, High Tide operates a wholesale division under their Valiant Distribution (“Valiant”) brand. Through Valiant, the Company supplies various Canadian shops and e-commerce platforms with consumption accessories that are designed and branded under the Valiant brand.

Under these established brands, High Tide has expanded their network to sell cannabis, CBD products and consumption accessories throughout Canada, the UK, and the United Stated, becoming one of the most recognized cannabis retail groups globally.

Corporate update

High Tide is the largest Canadian non-franchised bricks-and-mortar cannabis retailer, with 156 Canna Cabana locations operating across the country and a loyalty base exceeding 1.1 million Cabana Club members. Earlier this year, the Company announced its goal of achieving positive free cash flow by the end of calendar 2023. The Company is pleased to report that with its strong Q3 results, it has met this goal 5 months ahead of the previously communicated timeline. Similarly, the Company discloses that its current revenue run rate exceeds $500 million and thus has achieved its goal of reaching this milestone by the end of its 2023 fiscal year.

Having demonstrated that its current operations can generate meaningful free cash flow, the Company plans to return to disciplined and responsible growth both organically and through M&A while remaining free cash flow positive, moving forward towards reaching its long-term goal of operating 250 locations across Canada.

The Company continues to generate stable gross margins, driven by its bricks-and-mortar margins ticking higher over the last six quarters. The Company plans to focus on its recently launched initiatives, such as CCI, ELITE membership sales, and higher margin white-label offerings, including the continued increased adoption of the Company’s Fastendr kiosks, helping realize additional operational efficiencies leading to enhanced profitability.

The Company is encouraged by recent news coming out of the United States with respect to the potential rescheduling of cannabis and the possibility of a Senate Banking Committee markup of the SAFE Banking Act within the next month. The Company remains poised to bring its tried, tested and perfected innovative discount club model to the US market as soon as permissible.

3

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Select Financial Highlights and Operating Performance

	Three months ended July 31			Nine months ended July 31
	2023	2022	Change	2023	2022	Change
	$	$		$	$
Revenue	124,352	95,354	30%	360,564	248,604	45%
Gross Profit	34,578	25,755	34%	98,330	71,434	38%
Gross Profit Margin	28%	27%	1%	27%	29%	(2%)
Total Operating Expenses(i)	(35,240)	(30,425)	(16%)	(105,551)	(89,828)	(18%)
Adjusted EBITDA(ii)	10,181	4,246	140%	22,276	9,555	133%
Loss from Operations	(662)	(4,670)	86%	(7,221)	(18,394)	61%
Net loss	(3,574)	(2,717)	(32%)	(9,147)	(18,346)	50%
Loss per share (Basic and Diluted)	(0.04)	(0.04)	0%	(0.12)	(0.29)	(59%)

Note:

(i)	Total operating expenses is a non-IFRS financial measure.
(ii)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net (Loss) is found under “EBITDA and Adjusted EBITDA” in this MD&A.

The key factors affecting the results for the quarter ended July 31, 2023, were:

● Free Cash Flow Positive – During the quarter, the Company succeeded in becoming free cash flow positive, ending the quarter with free cash flow of $4.1 million. This was made possible through continued same store sales growth, creating operating efficiencies, implementing strong cost controls, and diligent working capital management. Free cash flow is a non-IFRS measure prepared based on the calculation on page 17 of this document.

●	Merchandise Sales – Merchandise sales increased by 30% for the quarter ended July 31, 2023, as compared to 2022. Growth in revenue was largely driven by organic growth and continued increase in same store sales. Same-store sales increased by 19% compared to 2022.
●	Gross Profit Margin – Gross Profit Margin increased to 28% for the quarter ended July 31, 2023, as compared to 2022. The increase in gross profit margin was driven by a $2.4 million adjustment for the Manitoba Social Responsibility Fee forgiveness which was included as a reduction of cost of goods sold in the period, in addition to performance and pricing strategies being used in the brick and mortar retail segment. This increase was slightly offset by the decrease in volume in the e-commerce business that has higher margins compared to the brick and mortar retail segment.

● Operating Expenses – Operating expenses increased by 16% for the quarter ended July 31, 2023, compared to 2022; however, as a percentage of revenue decreased by 4% in the third quarter of 2023 closing the period at 28% compared to 32% experienced during the same time frame of 2022.  Operating expenses increased over the same period in 2022 due to the Company’s continued growth of their Retail Segment through new store openings and the acquisition of the Ontario Lottery Winner, Bud Room, Bud Heaven, Kensington, Halo Kushbar, Choom, and Jimmy’s Cannabis.

Revenue

Revenue increased by 30% to $124,352 in the third quarter of 2023 (2022: $95,354) and by 45% to $360,564 in the nine month period ended July 31, 2022 (2022: $248,604).

The increase in revenue was driven primarily by the Company’s Retail Segment through the acquisitions of Bud Room on Feb 9, 2022, 2080791 Alberta Ltd. on April 21, 2022, Crossroads Cannabis on April 26, 2022, Ontario Lottery Winner on May 10, 2022, Bud Heaven on June 1, 2022, Kensington on June 4, 2022, and Halo Kushbar on July 15, 2022, Choom on August 2, 2022, Jimmy’s Cannabis on

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High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

December 29, 2022 and was also due to the shift in the retail pricing strategy, and launch of our discount club model and organic growth.

Canna Cabana provides a unique customer experience focused on retention and loyalty through the Cabana Club membership platform. Members of Cabana Club receive member-only pricing, through text messages, and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana. As of the date of this MD&A, over 1,100,000 members have joined Cabana Club, with over 90% of our average daily transactions conducted by club members. Additionally, approximately 18,800 members have joined Cabana ELITE, an optional paid membership upgrade for Cabana Club members, generating over $564 in membership fees.

Gross Profit

For the quarter ended July 31, 2023, gross profit increased by 34% to $34,578 (2022: $25,755) and by 38% to $98,330 for the nine month period ended July 31, 2023 (2022: $71,434). For the nine month period, the increase in gross profit was driven by continued same store sales increases, a $2.4 million adjustment for the Social Responsibility Fee forgiveness which was included as a reduction of cost of goods sold in the period, and, an increase in sales volume due to the change in retail pricing strategy as well as the acquisitions of Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, Choom, and Jimmy’s. The gross profit margin increased to 28% for the quarter ended July 31, 2023 compared to the 27% realized during the same time frame of 2022.  The increase in gross profit margin was primarily driven by the performance and pricing strategies being used in the brick and mortar retail segment.

Operating Expenses

Total operating costs increased by 16% to $35,240 in the third quarter of 2023 (2022: $30,425) and by 18% to $105,551 for the nine month period ended July 31, 2023 (2022: $89,828). For the third quarter of 2023, operating expenses as a percentage of revenue decreased to 28% compared to 32% for the same time frame of the prior year. From a dollar perspective, operating expenses increased compared to the same time frame in 2022 due to the Company’s continued growth of our Retail Segment through new store openings and acquisitions.

Salaries, wages, and benefits expenses increased by 21% to $13,830 in the third quarter of 2023 (2022: $11,453) and by 36% to $42,071 for the nine month period ended July 31, 2023 (2022: $30,933). The increase in staffing was due primarily to acquisitions, as well as additional corporate level personnel to facilitate the integration of acquisitions and to support the growth in the number of cannabis locations. During the nine months ended, as a percentage of revenue, salaries, wages and benefits stayed flat over the comparable nine month period in 2022.

Share-based compensation increased to $2,350 for the quarter ended July 31, 2023 (2022: $1,734) and decreased to $5,318 for the nine month period ended July 31, 2023 (2022: $5,988). The increase in share-based compensation was primarily due to higher amount being granted for options and RSUs to employees, directors, and consultants of the Company in the quarter.

General and administrative expenses were relatively on par with prior year increasing by 3% to $6,452 in the third quarter of 2023 (2022: $6,267) while increasing by 7% to $20,140 for the nine month period ended July 31, 2023 (2022: $18,798). During the nine months ended, as a percentage of revenue, general and administrative expenses decreased by 2% over the comparable nine month period in 2022.

5

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Professional fees expense increased by 53% closing at $1,791 for the third quarter of 2023 (2022: $1,170) and by 113% to $6,900 for the nine month period ended July 31, 2023 (2022: $3,249), due to increased additional costs related to tax and accounting services for newly acquired entities, and legal fees in the normal course of business. During the nine months ended, as a percentage of revenue, professional fees increased by 1% over the comparable nine month period in 2022.

Advertising and promotion expense decreased by 46% to $1,011 for the third quarter of 2023 (2022: $1,871) and by 44% to $3,548 for the nine month period ended July 31, 2023 (2022: $6,368). The decrease in advertising and promotion costs was primarily driven by the reduction in online traffic due to the pandemic impact lessening in late 2022 and the change in the strategy where the Company is moving towards a centralized marketing approach for all CBD business. The Company has noted the new marketing approach has led to decreases in costs without significantly impacting sales. During the nine months ended, as a percentage of revenue, advertising and promotion expense decreased by 2% over the comparable nine month period in 2022.

Depreciation and amortization expense on property, equipment, intangibles, and right-of-use assets was $8,493 for the third quarter of 2023 (2022: $7,182) and $24,179 for the nine month period ended July 31, 2023 (2022: $21,920).  The 18% increase for the third quarter of 2023 over the same time frame of 2022 was primarily due to the acquisitions of Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, Choom, Jimmy’s, and the building of new stores. During the nine months ended, as a percentage of revenue, depreciation and amortization expense decreased by 2% over the comparable nine month period in 2022.

Interest and bank charges increased by 76% to $1,313 for the third quarter of 2023 (2022: $748) and by 37% to $3,395 for the nine month period ended July 31, 2023 (2022: $2,483). The increase in interest and bank charges is primarily due to increased merchant charges incurred through the normal course of business, in addition to, through the acquired operations of Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, Choom, Jimmy’s, and the building of new stores. During the nine months ended, as a percentage of revenue, interest and bank charges stayed flat over the comparable nine month period in 2022.

Financing and Other Costs

Financing and other costs increased by 10% with $2,732 recorded for the quarter ended July 31, 2023 (2022: $2,484) and $7,404 for the nine month period ended July 31, 2023 (2022: $7,154). The increase in accretion and Interest expenses was partially offset by a reduction in transaction costs.

Revaluation of Derivative Liability

The Company recorded a gain from the revaluation of derivative liability of $73 during the third quarter of 2023 (2022: gain of $6,078) and $2,477 gain for the nine month period ended July 31, 2023 (2022: gain of $7,331). During the quarter, the derivative liability increased as a result of a revaluation of put options associated with the acquisitions of NuLeaf Naturals, Blessed CBD. The put obligations are calculated based on the individual entity’s EBITDA or total revenues where the specific entities aforementioned have experienced general business decline.

ATM Program

The Company’s 2021 ATM Program was terminated on May 22, 2023 and during the third quarter ended July 31, 2023, the Company did not issue any Common Shares over the TSXV or Nasdaq.  During the same time frame in 2022 the Company issued 34,900 Common Shares for aggregate gross proceeds to the Company of $91 pursuant to the 2021 ATM Program. Effective August 31, 2023, the Company has launched an offering of the 2023 ATM program to raise up to an additional $30 million in capital to replace the previous ATM program which expired. As of September 14, 2023, nothing has been drawn.

6

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company intends to use the net proceeds of the 2023 ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the 2023 ATM Program will be issued pursuant to the 2023 ATM Prospectus Supplement to the Canadian Shelf Prospectus and U.S. Prospectus Supplement. The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.

The 2023 ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the 2023 ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the 2023 ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the 2023 ATM Program is terminated by the Company or Agents.

July 2022 Bought Deal

On July 22, 2022, the Company completed a bought deal short-form base shelf prospectus supplement offering pursuant to the Canadian Shelf Prospectus (the “Bought Deal Offering”) of units (each, a “Unit”). In connection with the Bought Deal Offering, the Company issued an aggregate of 4,956,960 (including the exercise in full of the underwriters’ over-allotment option) Units at a price of $2.32 per Unit, for aggregate gross proceeds of $11,500. Each Unit was comprised of one Common Share and one Common Share purchase warrant (each, a “July 2022 Warrant”). Each July 2022 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $2.73 per July 2022 Warrant for a period of 60 months from closing of the Bought Deal Offering.

connectFirst Credit Facility

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectfirst (the “connectFirst Credit Facility”) with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on October 7, 2027.

The first tranche is repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche. The purpose of the first tranche was to pay outstanding loans.

The second tranche is also repayable on demand, otherwise the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche. Interest rate and terms (60 months) are the same as the first tranche.  However, the purpose of the second tranche is to finance working capital and set up new organic stores.

In connection with the connectFirst Credit Facility, the Company provided:

(a)	A general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Canna Cabana (including supporting corporate documents);
(b)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Meta Growth (including supporting corporate documents);

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High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(c)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by 2680495 Ontario Inc. (including supporting corporate documents);
(d)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Valiant Distributions (including supporting corporate documents); and
(e)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry.

Covenants attached to the connectFirst Credit Facility:

(a)	The Company’s debt service coverage ratio shall be not less than 1.40:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements beginning July 31, 2023. As at July 31, 2023, the Company was in compliance with the debt service coverage ratio.
(b)	The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the Cash and cash equivalents is $9,309 held in the Company’s account with connectFirst.
(c)	The Company shall at all times maintain a current ratio of not less than 1.25:1, to be tested monthly using consolidated financial statements. As at July 31, 2023, the Company was in compliance with the current ratio.
(d)	The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning July 31, 2023. As at July 31, 2023, the Company was in compliance with the funded debt to EBITDA ratio.

As at July 31, 2023, the Company has met all the covenants of the connectFirst Credit Facility.

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High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354
Gross profit	34,914	25,282	(358)	431	22	42	34,578	25,755
(Loss) income from operations	5,015	1,439	(1,128)	(411)	(4,549)	(5,698)	(662)	(4,670)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the nine months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	358,409	245,379	1,914	3,128	241	97	360,564	248,604
Gross profit	98,157	70,594	(62)	745	235	95	98,330	71,434
(Loss) income from operations	17,288	(60)	(2,851)	(1,321)	(21,658)	(17,013)	(7,221)	(18,394)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
As at July 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	221,567	241,394	8,852	11,949	34,742	21,400	265,161	274,743
Total liabilities	64,990	71,780	1,703	3,054	36,179	37,876	102,872	112,710

9

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	111,916	80,697	11,988	13,148	448	1,509	124,352	95,354
Gross profit	29,433	18,902	5,060	5,977	85	876	34,578	25,755
(Loss) income from operations	(5)	(4,496)	(387)	(730)	(270)	556	(662)	(4,670)

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	315,284	196,596	42,722	46,529	2,558	5,479	360,564	248,604
Gross profit	77,684	44,779	19,640	23,124	1,006	3,531	98,330	71,434
(Loss) income from operations	(7,725)	(21,650)	327	730	177	2,526	(7,221)	(18,394)

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	178,184	183,640	77,254	77,247	9,723	13,856	265,161	274,743
Total liabilities	83,835	85,925	16,317	24,897	2,720	1,888	102,872	112,710

10

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Retail Segment Performance

The Company’s Retail Segment demonstrated yearly sales growth with an increase in revenue of 31% to $123,954 for the quarter ended July 31, 2023, compared to Q3 2022. Revenue growth is primarily attributable to continued same store sales growth, the Company’s shift in the retail pricing strategy, organic growth within the existing stores as well as the addition of Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, Choom and Jimmy’s Cannabis, and the build of new stores.

For the three months ended July 31, 2023 the Company recognized $6,535 (2022: $5,475) in revenue generated from its proprietary data analytics service named CabanalyticsTM. The CabanalyticsTM program provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives. During the nine months ended, CabanalyticsTM revenue had increased by 28% over the comparable nine month period in 2022.

Gross profit for the nine months period ended July 31, 2023, increased by $26,896 compared to the nine month period ended July 31, 2022, and the gross profit margin increased to 28% (2022: 27%). The increase in gross profit margin was primarily driven by a $2.4 million adjustment for the Social Responsibility Fee forgiveness which was included as a reduction of cost of goods sold in the period, in addition to the pricing strategy used in the brick and mortar stores, which was slightly offset by the decrease in volume in the e-commerce business that has higher margins compared to the retail segment.

For the quarter ended July 31, 2023, the Retail Segment recorded an income from operations of $5,015 compared to income from operations of $1,439 for the same quarter in the prior year. The increase in income from operations was primarily due to continued same store sales increases in the companies’ bricks and mortar stores as well as the acquisition of Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, Choom and Jimmy’s Cannabis, and the build of new stores.

Same-store retail sales

Same-store sales refers to the change in revenue generated by the Company’s existing retail cannabis locations over the quarter and is based on the number of stores that have been fully operational during the full current and comparison year.  The Company had 112 of 156 cannabis locations that were operational for the quarter ended July 31, 2023 and July 31, 2022. For these 112 cannabis locations, same-store sales increased by 19% compared to 2022. The increase was due to the Company’s shift in the retail pricing strategy and launch of our discount club model. The Company’s bricks-and-mortar locations generated same store sales growth of 19% compared to last year and 8% sequentially in the third fiscal quarter of 2023. Daily same store sales increased by 5% when compared to Q2 2023.

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High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Smokecartel.com

On March 24, 2021, the Company closed the acquisition of Smoke Cartel. Founded in 2013, SmokeCartel.com has grown to become one of the leaders in global online retailers of high-tech consumption accessories and is amongst the most visible and searchable consumption accessories platforms in the world with 90% of the business originating in the United States. During the nine months ended, July 31, 2023, Smoke Cartel processed 145,953 orders (2022: 137,621).

Grasscity.com

On December 14, 2018, the Company closed the acquisition of Grasscity. Founded in 2000, Grasscity has continued to improve with a refresh in its online sales platform, increasing the number of items available for sale, increase its searchability, aligning its supply chain with Valiant, and optimizing its distribution channels. Grasscity is amongst the most visible and searchable consumption accessories platforms in the world with 80% of the business originating in the United States. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability. During the nine months ended, July 31, 2023, Grasscity processed 98,020 orders (2022: 104,161).

Dailyhighclub.com

On July 6, 2021, the Company closed the acquisition of Daily High Club. Founded in 2015, Daily High Club has grown to become one of the leading online retailers in on demand consumption accessories, selling over one million Daily High Club branded consumption accessories. During the nine months ended, July 31, 2023, Daily High Club processed 118,563 orders (2022: 131,529).

Dankstop.com

On August 12, 2021, the Company closed the acquisition of DankStop. Founded in 2014, DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website, and dedicated support team, DankStop has raised the bar for the online consumption supply industry. During the nine months ended, July 31, 2023, DankStop processed 26,721 (2022: 27,974) orders.

NuLeafNaturals.com

On November 29, 2021, the Company closed the acquisition of an 80% interest in NuLeaf Naturals with an option to acquire the remaining 20% over the three years from the date of acquisition, which was exercised on May 29, 2023; the Company is currently finalizing the settlement price with NuLeaf which remains on going as of July 31, 2023. NuLeaf Naturals is one of America’s leading Cannabinoid companies. Founded in 2014, NuLeaf Naturals has been committed to creating the world’s highest quality CBD products in their most pure and potent form. NuLeaf Naturals manufacturing facility is a cGMP-certified facility enabling them to manufacture ground-breaking CBD formulations while exceeding the highest levels of regulatory requirement. The company is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified five-star customer reviews through their e-commerce platform. NuLeaf Naturals conducts its operations within States of the U.S. in which the sale of its Hemp-based products does not expressly violate State-controlled substance Laws. During the nine months ended, July 31, 2023, NuLeaf Naturals processed 83,526 orders (2022: 59,101).

On May 25, 2022, NuLeaf Naturals launched a revamped Subscribe-and-Save program, based on the success of the similarly named and designed subscription program launched by fellow U.S. Subsidiary, FABCBD. Under this program, customers are able to customize their orders each month to suit their specific needs, with items from across all NuLeaf Naturals’ product lines including oils, soft gels, topicals, and pet treats. Customers also have the ability to customize their delivery frequency for each individual product in their order, allowing delivery frequencies to optimally match each customer’s needs for every product. In addition, by opting-in to the Subscribe-and-Save discount program, customers receive a 20% discount for life on all NuLeaf Naturals products that they purchase.

12

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Fabcbd.com

On May 10, 2021, the Company closed the acquisition of an 80% interest in FABCBD with an option to acquire the remaining 20% over the three years from the date of acquisition which was exercised on May 24, 2023. Founded in 2017, Fabcbd.com has grown to become one of the leading online retailers in hemp derived CBD products. During the nine months ended, July 31, 2023, FABCBD processed 35,390 orders (2022: 37,009). The Company also launched a CBD Subscribe-and-Save discount program. Under this program, members are able to customize their orders each month to suit their specific needs.

Blessedcbd.co.uk

On October 19, 2021, the Company closed the acquisition of an 80% interest in Blessed CBD, with an option to acquire the remaining 20% over the three years from the date of acquisition. Founded in 2019, Blessed CBD is one of the leading online retailers of Hemp-derived CBD products in the U.K. Blessed CBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD Oil in several publications including The Mirror, Reader’s Digest, and Maxim Magazine. During the nine months ended, July 31, 2023, Blessed CBD processed 22,239 orders (2022: 49,774). The Company also launched a CBD Subscribe-and-Save program called the Wellness Club. Under the Wellness Club program, members can customize their orders each month with various items across the Company’s product lines. On March 9, 2022, Blessed CBD entered the German market with online sales of its full spectrum CBD oils, gummies, capsules, creams, and balms via its official website at www.BlessedCBD.de. Additionally, on June 13, 2022, the Company entered into an agreement with Amazon.com, Inc. to sell its products on their ecommerce platforms.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased to $336 for the quarter ended July 31, 2023 (2022: $942).  Decrease in revenue is a result of a shift in focus to support the core Retail Segment.

Gross profit decreased to a loss of $358 for the quarter ended July 31, 2023 (2022: income of $431).

The Wholesale Segment reported loss from operations of $1,128 for the quarter ended July 31, 2023 (2022: $411).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business.

13

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Geographical Markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets:

* United States and international revenues are related to sale of consumption accessories and CBD and not related to sale of cannabis.

The following presents information related to the Company’s geographical markets:

For the three months ended July 31	2023	2022	2023	2022	2023	2022	2023	2022
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	111,662	80,436	192	215	62	45	111,916	80,696
United States	11,844	12,012	144	727	-	-	11,988	12,739
International	448	1,919	-	-	-	-	448	1,919
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354

Note:

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

Revenue for the year increased with Canna Cabana leading Canadian sales and NuLeaf Naturals contributing to sales in the United States. Revenue from US entities decreased to $11,844 for the three months ended July 31, 2023 (2022: $12,012). Public DTC ecommerce growth rates have been in decline over 2022, with the trend continuing into 2023. Macroeconomic factors like inflation will continue to have an impact as well, as consumers continue to prioritize cannabis consumption over accessories and CBD.

14

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Quarterly Results

(C$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2023	2023	2023	2022	2022	2022	2022	2021	2021	2021
Revenue	124,352	118,136	118,076	108,249	95,354	81,031	72,218	53,867	48,069	40,868
Adjusted EBITDA (i)	10,181	6,589	5,500	5,018	4,246	2,401	2,955	1,642	1,540	4,720
Loss from Operations	(662)	(2,642)	(3,922)	(53,908)	(4,670)	(7,578)	(6,147)	(4,851)	(7,267)	(4,511)
Net loss	(3,574)	(1,568)	(3,862)	(52,505)	(2,717)	(8,277)	(7,352)	(4,176)	(1,750)	(12,266)
Basic net loss per share (ii)	(0.04)	(0.02)	(0.05)	(0.85)	(0.04)	(0.14)	(0.14)	(0.09)	(0.03)	(0.30)

Notes:

(i)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.
(ii)

Net loss per share (Basic) for the quarters Q4 2020 to Q2 2021 have been retroactively adjusted to reflect the one-to-fifteen (1:15) reverse share split of all of the Company’s issued and outstanding Common Shares that was completed on May 13, 2021.

Aside from the seasonal increase in consumer spending leading up to the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, quarter over quarter revenues increased as the Company aggressively expanded Canna Cabana operations and integrated the acquired businesses of Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Choom, Jimmy’s, and the building of 10 new stores.

Adjusted EBITDA increased by 140% or $5,935 for the quarter ended July 31, 2023 compared to the same quarter in the prior year as a result of an increase in revenue due to business combinations and organic growth, which is supported by an increase in gross margin percentage in the bricks and mortar business due to a shift in retail pricing strategy which is in-line with the current market. Further impacting adjusted EBITDA is the acquisition of Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, Choom, Jimmy’s, and the building of 10 new stores.

The Company has noted that while gross margin increased in the current period to 28% (Q3 2022, 27%), this increase is driven by a $2.4 million adjustment for the Social Responsibility Fee forgiveness which was included as a reduction of cost of goods sold in the period. The Company has noted a decrease in gross profit margin was due to the decrease in volume in the e-commerce business that has higher margins compared to the retail segment, which continue to support overall growth despite the noted declines. This decline in the sales volume was counteracted by the brick and mortar retail locations experiencing an approximate increase of gross margin of 1% per quarter for the past six quarters.

15

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the quarter, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, gain on debt restructuring, (gain) or loss on revaluation of derivative liabilities, (gain) or loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) or loss on revaluation of marketable securities, (gain) or loss on extinguishment of financial liability and gain on disposal of property and equipment.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

		2023(i)		2022(ii)				2021(iii)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net loss	(3,574)	(1,568)	(3,862)	(52,502)	(2,717)	(8,277)	(7,352)	(4,176)	(1,750)	(12,266)
Income tax expense (recovery)	204	(2,041)	(1,236)	(1,782)	731	(800)	(1,064)	(1,418)	224	(124)
Accretion and interest	1,931	1,759	1,814	782	1,470	1,541	1,551	1,515	1,095	2,838
Depreciation and amortization	8,493	7,699	7,986	8,249	7,182	7,627	7,111	1,458	8,299	7,714
EBITDA	7,054	5,849	4,702	(45,253)	6,666	91	246	(2,621)	7,868	(1,838)
Foreign exchange loss (gain)	31	2	(15)	(14)	120	107	97	473	(28)	5
Transaction and acquisition costs	801	435	664	2,444	1,014	669	909	483	1,939	889
(Gain) loss revaluation of derivative liability	(73)	(1,288)	(1,261)	(3,166)	(6,078)	(728)	(525)	(1,564)	(5,919)	3,988
Other gains	18
Loss (gain) on extinguishment of debenture	-	-	-	609	(140)	(133)	18	73	-	-
Impairment loss	-	-	-	48,592	-	-	89	2,676	57	-
Share-based compensation	2,350	1,532	1,436	2,091	1,734	2,353	1,902	2,301	508	1,517
(Gain) loss on revaluation of marketable securities	-	(19)	(8)	81	146	43	219	291	112	159
(Gain) loss on extinguishment of financial liability	-	78	(18)	(366)	784	-	-	(161)	-	-
Gain on disposal of property and equipment		-	-	-	-	-	-	(309)	(2,997)	-
Adjusted EBITDA	10,181	6,589	5,500	5,018	4,246	2,402	2,955	1,642	1,540	4,720

Notes:

(i)	Cash outflow for the lease liabilities during the three months ended July 31, 2023 were $2,789, three months ended April 30, 2023, were $2,691, and three months ended January 31, 2023 were $2,715
(ii)

Cash outflow for the lease liabilities during the three months ended October 31, 2022 were $2,599, three months ended July 31, 2022 were $3,060, three months ended April 30, 2022, were $1,934 and $2,238 for the three months ended January 31, 2022.

(iii)	Cash outflow for the lease liabilities during the three-months ended October 31, 2021 were $2,179, three months ended July 31, 2021 were $2,917, three months ended April 31, 2021 were $1,265
(iiii)

EBITDA for Q3 2023 includes a one time adjustment for the Manitoba Social Responsibility Fee in the amount of $2,413. EBITA normalized for this one time for the nine month period ended July 31, 2023 is $9,023.

16

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Free Cash Flow

	Q3 2023	Q2 2023	Q1 2023
Operating Cash Flow	7,545	1,365	2,114
Sustaining Capex	(705)	(625)	(246)
Lease Liabilities	(2,789)	(2,691)	(2,715)
Free Cash Flow	4,051	(1,951)	(847)

(i)

The Company defines free cash flow as net cash provided by (used in) operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

Financial Position, Liquidity and Capital Resources

Assets

As of July 31, 2023, the Company had a cash balance of $25,697 (October 31, 2022: $25,084).

Working capital including cash as of July 31, 2023, was a surplus of $9,094 (October 31, 2022: surplus $4,119). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is mainly due to various acquisitions that have occurred in 2022, as well as the closing of the Bought Deal Offering, connectFirst Credit Facility, and proceeds from the 2021 ATM Program. These transactions provide the Company enough liquidity for its working capital needs.

Total assets of the Company were $265,161 on July 31, 2023, compared to $274,743 on October 31, 2022.

Liabilities

Total liabilities decreased to $102,872 as at July 31, 2023, compared to $112,710 as at October 31, 2022, primarily due to a decrease in long-term debt, accounts payable and accrued liabilities as we continue to settle these amounts.

As of the date of this MD&A the Company’s total principal value of debt has decreased slightly to approximately $37,700 compared to $38,700 as of October 31, 2022.

17

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at July 31, 2023:

Securities (i)	Units Outstanding (ii)
Common shares	75,086,823
Warrants (iii)	51,266,522
Stock options	2,381,898
RSUs	486,335
Convertible debentures	1,304,992

(i)	Refer to the Financial Statements for a detailed description of these securities.
(ii)	Units outstanding are post-consolidation of Common Shares on May 14, 2021.
(iii)

As of the date of this MD&A the Company had gross Warrants of 46,418,572 that can be converted on the basis of 15 Warrants to 1 Common Share. As of July 31, 2023, the approximate common shares of these warrants is 8,743,758.

Cash Flows

During the nine months ended July 31, 2023, the Company had an overall increase in cash and cash equivalents of $613 (2022: increase $4,307).

Total cash provided in operating activities was $11,024 for the nine months ended July 31, 2023 (2022: cash used $3,776). The increase in operating cash inflows is primarily driven by the continued increase in same store sales, increase in revenue due to the Company’s Retail Segment’s shift in the retail pricing strategy and launch of our discount club model, the increase in revenue due to the organic growth of the current stores, revenue generating due to the acquisitions of Jimmy’s, the building of new stores in the period, and gross margin improvements within the brick-and-mortar locations.

Cash used in investing activities for the nine months ended July 3, 2023 was $3,587 (2022: cash used $7,324) due to the acquisition of Jimmy’s and as a result of new store openings. Cash used in financing activities for the nine months ended July 31, 2023 was $6,120 (2022: cash provided $15,407). On November 1, 2022 principal payment relating to one of the loans has been extended. As of the data of this MD&A, the Company is working with the investor to amend the loan agreement.

Liquidity

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the “Credit Facility”  with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on September 5, 2027.

The first tranche is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche.

The second tranche is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche.

18

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board does not establish quantitative return on capital criteria for Management, but rather promotes year-over-year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as of July 31, 2023, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As at July 31, 2023, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key Management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit which is approximately 27,000 square feet has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President and Chief Executive Officer of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion and severs as the national distribution facility to service Canna Cabana stores and other third party wholesale accounts. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extension exercisable at the option of the Company.

Financing transactions

On July 22, 2022, the Company issued, on a bought deal basis, 4,956,960 Units at a price of $2.32 per Unit. The corporate secretary of the Company participated in the Bought Deal Offering and acquired an aggregate of 130,800 Units pursuant to the Bought Deal Offering.

On August 15, 2022, the Company entered into a $19,000 demand loan with connectFirst Credit Union (the “Credit Facility”) with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. To facilitate the connectFirst Credit Facility, the President and Chief Executive Officer of the Company provided a limited recourse guarantee against $5,000 worth of Common Shares held by the Chief Executive Officer, and his affiliates, to be pledged in favor of the connectFirst until the earlier of:

(i)	12 months following initial funding, provided all covenants of High Tide are in good standing; and/or

19

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(ii)	The Chief Executive Officer no longer being an officer of High Tide.

The parties agree that the limited recourse guarantee will only be available after all collection efforts against High Tide have been exhausted, including the sale of High Tide.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior Management in conjunction with the Board.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Derivative Warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative Warrant liabilities is measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Derivative liabilities associated with the put options included in the acquisitions of Nuleaf Naturals, FABCBD and Blessed CBD have been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for both Nuleaf Naturals and FABCBD and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for all the put obligations. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher). On September 20, 2022, the Company received a notice to exercise put option related to FABCBD.

20

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

-	The convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs on the consolidated statement of loss and comprehensive loss.

As at	July 31, 2023	October 31, 2022
	$	$
FABCBD Put Option derivative liability (i)	-	763
Blessed Put Option derivative liability (ii)	1,756	2,899
NuLeaf Put Option derivative liability (iii)	1,374	2,674
Total Derivative Liability	3,130	6,336
Less current portion	(3,130)	(6,336)
Long-term obligation	-	-

(i)	On May 10, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. For the three and nine months ended July 31, 2023, the Company recognized $36 and $287 loss (2022: $531 and $1090 gain) on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $695 (2022: $763). On September 20, 2022, the Company received a notice to exercise the put option related to FABCBD and on May 24, 2023, the Company finalized and issued shares for the put option for a value of $729.
(ii)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. For the three and nine months ended July 31, 2023, the Company recognized $315 and $1,143 (2022: $1,229 and $1,464 gain) as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $1,756 (2022: $3,011).
(iii)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. For the three and nine months ended July 31, 2023, the Company recognized a $352 loss and $1,300 (2022: $2,784 and $2,566 gain) gain on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $1,373 (2022: $5,850). On May 29, 2023, the Company received a notice to exercise the put option related to NuLeaf. As at period end, July 31, 2023, the Company is in the process of finalizing the settlement of the put option.

21

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Credit risk

As at	July 31, 2023	October 31, 2022
	$	$
Current (for less than 30 days)	6,668	5,435
31 – 60 days	511	420
61 – 90 days	126	568
Greater than 90 days	2,489	2,148
Less allowance	(243)	(655)
	9,551	7,916

For the nine months ended July 31, 2023, $685 (2022: $Nil) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivable. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity, and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Historically the Company has been able to sustain their operations and meet liabilities as they come due through cash generated by operating results as well as equity financing where applicable. While no certainty can be obtained around future results, the Company anticipates that cash flows from operations, working capital and other sources of financing will be sufficient to meet its debt repayments and other obligations as they come due.

22

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2022
Accounts payable and accrued liabilities	26,246	26,246	-	-	-
Notes payable	12,257	-	-	12,257	-
Interest bearing loans and borrowings	16,393	16,393	-	-	-
Derivative liability	6,336	6,336	-	-	-
Convertible debentures	7,466	2,696	4,770	-	-
Undiscounted lease obligations	37,116	9,683	12,604	7,437	7,392
Total	105,814	61,354	17,374	19,694	7,392
July 31, 2023
Accounts payable and accrued liabilities	20,571	20,571	-	-	-
Notes payable	12,525	140	12,344	23	18
Interest bearing loans and borrowings	16,902	16,902	-	-	-
Derivative liability	3,130	3,130	-	-	-
Convertible debentures	8,808	8,808	-	-	-
Undiscounted lease obligations	34,360	2,383	14,477	8,766	8,734
Total	96,296	51,934	26,821	8,789	8,752

Notes:

• Interest bearing loans and borrowings: On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 ‐ $12,100 available in a single advance, and Tranche 2 ‐ $6,900 available in multiple draws subject to pre‐disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027. Although the maturity is in 2027, this liability has to be classified as a “Short Term” since the credit facility is repayable on demand, with regular payments of $4,658 over the next 12 months.

• Convertible debentures, the principal payments regarding the Convertible debentures are shown as currently agreed to.  However, the Company is in active discussions to amend the terms of the debenture which is expected to result in a longer period between principal payments.

• The Company also has access to raise additional cash through the 2023 ATM program.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At July 31, 2023, approximately 43% of the Company’s borrowings are at a fixed rate of interest (2022: 84%).

Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $169.

23

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2023 were as follows:

(Canadian dollar equivalent amounts of GBP, EUR and USD balances)	July 31, 2023	July 31, 2023	July 31, 2023	July 31, 2023	October 31,
	(GBP)	(EUR)	(USD)	Total	2022
	$	$	$	$	$
Cash	1,083	313	2,069	3,465	4,391
Accounts receivable	301	77	4,689	5,067	1,754
Accounts payable and accrued liabilities	(117)	(1,048)	(6,892)	(8,057)	(11,542)
Net monetary assets	1,267	(658)	(134)	475	(5,397)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $7 (October 31, 2022 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $33 (October 31, 2022 - $38), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $63 (October 31, 2022 - $42). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.  Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC).  In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.

In accordance with the provisions under NI 52-109, and consistent with SEC-related guidance, the Company has limited the scope of the evaluation to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of financial period. The acquisitions of Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom occurred during the year ended October 31, 2022 and Jimmy’s during the nine months ended July 31, 2023. On a combined basis, the acquisitions represented approximately 17% of the Company’s total assets and 10% of the Company’s total revenues as of and for the quarter ended July 31, 2023.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the

24

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting was not effective as of July 31, 2023, due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of July 31, 2023.

The Company experienced significant and rapid growth during the fiscal year October 31, 2022 because of our Business plan and business combinations. The Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel with the appropriate technical training in, and experience with IFRS to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements.

In response to the identification, the Company has taken action to remediate this deficiency by employing qualified professional Chartered Professional Accountants (CPA) with a background in financial reporting and internal controls. As of the nine months ended July 31, 2023, the company has made measurable improvements within the financial reporting department, however, until sufficient controls have been implemented and through testing has been completed on these controls the deficiency will not be considered remediated.

In addition, as previously disclosed in our management’s discussion and analysis, the internal control over the accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures were not effective for the year ended October 31, 2022 and for the nine month period ended July 31, 2023. The Company identified a material weakness in the accounting for income taxes, including the income tax provision, deferred tax liabilities and related disclosures. Specifically, the Company did not design effective internal controls over income taxes which resulted in adjustments to the income tax provision and deferred tax assets and liabilities in the Financial Statements. These deficiencies were due to insufficient knowledge and technical expertise in the income tax function to review with a level of precision that would have identified a material misstatement in the income tax provision, including the allocation of tax between the calculation of deferred tax assets and liabilities and related disclosures. Management believes that the complexity introduced to the Financial Statements because of the acquisitions of the U.S. and U.K. subsidiaries were a contributing factor to the identified deficiencies.

In response to the identification, the Company has taken action to remediate the material weaknesses. Progress to date includes engagement of a third-party experienced tax accounting resource with the skills, training, and knowledge to assist in the review of more technical a tax matters and to assist in preparing the income tax provision, deferred tax liabilities and related disclosures for each period. Management has made progress in accordance with the remediation plan. However, the material weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

25

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute "forward-looking information" and “forward-looking statements within the meaning of Applicable Securities Legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
●	the development of the Business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
●	expectations with respect to economic, Business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	changes in general and administrative expenses;
●	future Business operations and activities and the timing thereof;
●	the future tax liability of the Company;
●	the estimated future contractual obligations of the Company;
●	the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	same-store sales and consolidated gross margins continuing to increase;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;
●	the performance of Business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its Business;

26

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations;
●	the intention of the Company to complete the 2023 ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the 2023 ATM Program, connectFirst Credit Facility and/or any future offering;
●	the Company’s expected use of the net proceeds from the 2023 ATM Program, connectFirst Credit Facility and/or any future offering, and the anticipated effects on the Business and operations of the Company;
●	the listing of Common Shares offered in the 2023 ATM Program and/or any future offering;
●	the Company’s ability to generate consistent free cash flow from operations and from financing activities, including by amending its loan agreement, on the timelines disclosed herein;
●	the Company continuing to increase its revenue;
●	the Company continuing to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
●	the Company hitting its forecasted revenue and sales projections;
●	the Company launching additional white-label SKUs of its Cabana Cannabis Co. brand on the timelines outlined herein and the effect on gross margins;
●	the ability of the Company’s initiatives, such as CCI, ELITE membership sales, and higher margin white-label offerings, including the continued increased adoption of the Company’s Fastendr kiosks, to succeed and to realize additional operational efficiencies and lead to enhanced profitability;
●	legislative changes related to the rescheduling of Cannabis in the United States occuring on the timelines indicated herein; and
●	the ability of the Company to bring its discount club model to the US market on the timeline indicated herein.

Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

27

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” and “Risk Assessment” in this MD&A.

Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which risk factors are incorporated herein by reference.

Cautionary Note Regarding FOFI

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the 2023 ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Accounting Policies and Critical Accounting Estimates

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

28

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The significant accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2023, and 2022 are consistent with those applied and disclosed in Note 3 and 4 of the Company’s Consolidated Financial Statements for the years ended October 31, 2022 and 2021.

New and amended standards and interpretations

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January 2020 and October 2022, the Board issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current, effective for periods beginning on or after January 1, 2024. The amendments clarify:

• What is meant by a right to defer settlement;

• That a right to defer must exist at the end of the reporting period;

• That classification is unaffected by the likelihood that an entity will exercise its deferral right; and

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Board decided that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period.

The amendments also clarify that the requirement for the right to exist at the end of the reporting period applies regardless of whether the lender tests for compliance at that date or at a later date.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including operating expenses, EBITDA and Adjusted EBITDA, and free cash flow. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Risk Assessment

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company.  The risks disclosed in the Companies October 31, 2022 MD&A in addition to the following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which Management is currently unaware.

Cash Flow from Operations

As July 31, 2023, the Company’s cash and net working capital balances were approximately $25,697 and $9,904. Although the company has become cash flow positive in the current period (July 31, 2023), to the extent that the Company has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Company experiences future negative cash flow, the Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favorable to the Company. In addition, the Company expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

29

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Other Risks

Other Risks Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which risk factors are incorporated herein by reference.

Glossary of Terms

In this MD&A, unless otherwise indicated or if the context otherwise requires, “2018 Farm Bill” means the Agriculture Improvement Act of 2018, including any regulations promulgated thereunder, as amended; “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “ECL” means expected credit loss; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “2021 ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on December 6, 2021, which allows the Company to issue up to $40,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “2023 ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on August 31, 2023, which allows the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements ; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd.; “Board” means the board of directors of the Company, as constituted from time to time; “Bought Deal Offering” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Bud Heaven” means Livonit Foods Inc.; “Bud Room” means Bud Room Inc.; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated April 22, 2021 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;  “Canna Cabana” means Canna Cabana Inc.; “Cannabis Act” means the Cannabis Act (Canada), including any regulations promulgated thereunder, as amended; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “Cannabinoid” means a group of closely related compounds which include cannabiol and the active constituents of cannabis; “CBD” means industrial Hemp-based cannabidiol; “CBG” means industrial Hemp-based cannabigerol; “CGU” means cash-generating unit; “Choom” means Choom Holdings Inc. and its subsidiaries and their respective stores;  “Common Shares” means the common shares in the capital of the Company; “connectFirst” means Connect First Credit Union Ltd.; “connectFirst Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “Corporate segment” means corporate support service to assist retail and wholesale segments; “Crossroads Cannabis” means the cannabis stores operating under the brand Crossroads Cannabis; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “DEA” means the U.S Drug Enforcement Administration; “Delta-8” means delta-8 tetrahydrocannabinol; “Delta-9” or “THC” means delta-9 tetrahydrocannabinol; “DSHEA” means the Dietary Supplement Health and Education Act of 1994; “Daily High Club” means DHC Supply, LLC; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Exchange Act” means the Securities Exchange Act of 1934; “FABCBD” means Fab Nutrition, LLC; “Federal Paraphernalia Law” means U.S. Code Title 21 Section 863; “FDA” means U.S. Food and Drug Administration; “FDCA” means the Federal Food, Drug, and Cosmetic Act; “FOFI” means future oriented financial information; “FTC” means the U.S. Federal Trade Commission; “FTCA” means the Federal Trade Commission Act; “FVLCD” means fair value less costs of disposal; “FVTPL” means fair value through profit and loss; “GBP” means British pound sterling; “Grasscity” means collectively, High Tide B.V., SJV B.V., and SJV2 B.V.; “Halo Kushbar” means the sale of three operating Kushbar retail cannabis assets to Halo Labs Inc.;  “Hemp” means the plant cannabis sativa L. and any part of that plant, including the seeds thereof, and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis; “IAS” means International Accounting Standards ; ”ICFR” means internal control over financial reporting; “IFR” means Interim Final Rule; “IFRS Committee” means IFRS Interpretations Committee; “IND” means

30

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Investigational New Drug Application; “IND Preclusion” means section 201(ff)(3)(B)(ii) of the FDCA; “Kensington” means the licensed cannabis retail store location in Alberta purchased on June 4, 2022 ; “Key Personnel” means collectively Management and certain consultants; “Jimmy’s” means 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC; “July 2022 Warrant” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Lender” means ATB Financial; “Licensed Producers” means any Person duly authorized by Health Canada  pursuant to applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status;  “Management” means the management of the Company, as constituted from time to time; “Material Adverse Effect” means a material adverse effect on the Business carried on by the Company and its subsidiaries as at the date of this MD&A, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Company and its subsidiaries, taken as a whole; “Meta Growth” means Meta Growth Corp.; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “SPPI” means solely payment of principal and interest; “NDI” means New Dietary Ingredient; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Omnibus Plan” means the 20% fixed compensation incentive plan of the Company, as amended from time to time; “Ontario Lottery Winner” means the third winner of the lottery conducted by the Alcohol and Gaming Commission of Ontario on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario whom the Company entered into an option agreement with and ultimately purchased stores from; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective;  “Retail Store Authorization” means, collectively, the Authorizations required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises; “RSU~~”~~ means restricted share units of the Company granted pursuant to the Omnibus Plan; “Sarbanes-Oxley” means the Sarbanes-Oxley Act (United States); “SKU” means stock keeping unit; “Smoke Cartel” means Smoke Cartel USA Inc.; “U.K.” means the United Kingdom; “Unit” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated September 17, 2021 included in the Registration; “U.S. Prospectus Supplements means the prospectus supplement dated December 3, 2021 to the U.S. Base Prospectus; “USD” United States dollars; “USDA” means the U.S. Department of Agriculture; “Valiant” means Valiant Distribution Canada Inc.; “Warrants” means the Common Share purchase warrants of the Company.

31

High Tide Inc.
Management’s Discussion and Analysis
For the Quarter ended July 31, 2023 and 2022 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis.  The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta, T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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